Exhibit 12.1

Transocean Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio amounts)

	Historical
	Nine months
	ended
	September 30,	Years ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income tax expense	$(2,892)	$934	$1,015	$(1,788)	$1,646	$875

Less:
Capitalized interest	91	176	140	133	78	54
Equity in earnings (losses) of unconsolidated affiliates	1	2	-	1	-	-
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
Add:
Fixed charges (see below)	468	601	597	649	707	811
Amortization of capitalized interest	23	30	28	29	27	27
Distribution of earnings of unconsolidated affiliates	1	1	-	-	-	-
Earnings, as adjusted	$(2,492)	$1,388	$1,500	$(1,244)	$2,302	$1,659

Fixed Charges:
Rent expense	$27	$45	$72	$95	$128	$97
Estimated interest portion of rent expense	$9	$16	$25	$33	$45	$34
Interest expense, net of capitalized interest and including amortization of debt issue cost and debt discount or premium (a)	368	409	432	483	584	723
Capitalized interest	91	176	140	133	78	54

Total fixed charges	$468	$601	$597	$649	$707	$811

Ratio of earnings to fixed charges (b)	(c)	2.31	2.51	(d)	3.26	2.05

(a)	Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and are immaterial.

(b)

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges.  For this purpose, “earnings” is the amount resulting from adding (i) income from continuing operations before income tax expense, (ii) fixed charges, (iii) amortization of capitalized interest, and (iv) distributed earnings of unconsolidated affiliates; and then subtracting (i) capitalized interest, (v) equity in earnings or losses of unconsolidated affiliates, and (iii) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” is the amount resulting from adding (i) interest expense, (ii) amortization of debt discount or premium, (iii) capitalized interest and (iv) an estimate of the interest component of rent expense.

(c)

Total fixed charges exceed adjusted earnings available for payment of fixed charges by $3.0 billion.  Adjusted earnings available for payment of fixed charges include a loss of $1.6 billion associated with the sale of 10 high-specification jackups and the novation of contracts relating to the construction of five high-specification jackups, together with related assets, and an aggregate loss of $1.5 billion associated with the impairment of eight drilling units and related assets, which were classified as held for sale at the time of impairment.

(d)

Total fixed charges exceed adjusted earnings available for payment of fixed charges by $1.9 billion.  Adjusted earnings available for payment of fixed charges include a loss of $3.0 billion associated with impairment of goodwill, an aggregate loss of $788 million associated with the impairment of the deepwater asset group and an aggregate loss of $268 million associated with the impairment of 14 drilling units and related assets, which were classified as held for sale at the time of impairment.